UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ENCONTRO BRADESCO APIMEC 2010

Bradesco's APIMEC 2010 Meetings

apimecsul

Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais

Membro da Association of Certified International Investment Analysts - ACIIA

Bradesco

1 Opening Statement

2 Macroeconomic Overview

Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Stocks Evolution

7 Sustainability

1 Opening Statement

2 **Macroeconomic Overview**
Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Stocks Evolution

7 Sustainability

Brazilian GDP


%
Average of previous 20 years: 2.7%
Average of 8 years: 4.5%
5.4
7.8
7.5
3.5
-0.1
3.2
-4.3
1.0
-0.5
4.7
5.3
4.4
2.1
3.4
0.0
0.3
4.3
1.3
2.7
1.1
5.7
3.2
4.0
6.1
5.1
-0.2
7.2
4.5
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 08/04/2010
Source: IBGE
Prepared by / (*) Projections: Bradesco - DEPEC

CPI (IPCA)


%
12.53
9.30
7.60
5.69
3.14
4.46
5.90
4.31
5.50
4.70
2002
2003
2004
2005
2006
2007
2008
2009
2010 *
2011 *

As of : 08/02/2010
Source: IBGE
Prepared by / (*) Projections: Bradesco - DEPEC

Nominal Interest Rates (Selic)


%
13.75
13.00
12.75
12.25
11.75
11.25
11.25
10.25
9.25
8.75
8.75
9.50
10.25
10.75
10.75
10.75
10.75
Jan/08
Feb/08
Mar/08
Apr/08
May/08
Jun/08
Jul/08
Aug/08
Sep/08
Oct/08
Nov/08
Dec/08
Jan/09
Feb/09
Mar/09
Apr/09
May/09
Jun/09
Jul/09
Aug/09
Sep/09
Oct/09
Nov/09
Dec/09
Jan/10
Feb/10
Mar/10
Apr/10
May/10
Jun/10
Jul/10
Aug/10
Sep/10 *
Oct/10 *
Nov/10 *
Dec/10 *
Jan/11 *
Feb/11 *
Mar/11 *
Apr/11 *
May/11 *
Jun/11 *
Jul/11 *
Aug/11 *
Sep/11 *
Oct/11 *
Nov/11 *
Dec/11 *

As of 08/02/2010
Source: Central Bank of Brazil
Prepared by/ (*) Projections: Bradesco - DEPEC

Unemployment Rate (1)



%
13.14
Linear Trend
10.94
11.23
10.53
9.88
9.27
Unseasoned
Unemployment Rate
8.46
8.22
7.62
7.08
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10

(1) Monthly Average
Source: IBGE (PME)
Prepared by: Bradesco - DEPEC

Poverty Ratio[1]



%
35.16
28.79
28.99
27.18
28.38
26.72
28.17
25.38
22.77
19.31
18.26
16.02
15.54
14.69
1992
1932
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010*

Source: CPS/IBRE/FGV

(1) Monthly per capita income lower than R$137 based on prices of São Paulo metropolitan area or R$147 per month based on national average prices weighted by the population of each state.

Average figures estimated for 1994 and 2000. PNDA surveys have not been done in these years. (*)CPS/FGV's projection from PME/IBGE's microdata.

Mass of Salaries


%
7.48
6.70
5.55
5.57
4.91
4.52
3.99
1.50
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 08/09/2010
Source: IBGE
Prepared by / (*) Projections: Bradesco - DEPEC

Social Mobility Opens Outstanding Opportunities in Brazil

Social Class Breakdown


High income (A); 3.41%
Upper Middle income (B); 4.03 %
Middle income (C); 38.73%
Lower Middle income (D); 18.43%
Low income (E); 35.40%
January 2004
High income (A); 4.48%
Upper Middle income (B); 6.16%
Middle income (C); 52.55%
Lower Middle income (D); 17.37%
Low income (E); 19.44%
June 2010

Loans / Brazil's GDP Ratio



%
24.6
25.7
28.3
30.9
35.2
40.8
45.0
48.2
50.7
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 08/02/2010
Source: Central Bank of Brazil
Prepared by / (*) Projections: Bradesco - DEPEC

Loan / World's GDP Ratio


%
Latin America
34.7
Emerging countries
Europe
45.0
Emerging countries
Asia
112.4
Developed Economies
136.8
Argentina
Ecuador
Mexico
Colombia
Brazil
Chile
Turkey
Russia
Romania
Slovakia
Poland
Czech Rep.
Hungary
Bulgaria
South Africa
India
Thailand
Malaysia
China
South Korea
Italy
Japan
Germany
France
Sweden
Australia
Canada
New Zealand
Portugal
United Kingdom
Spain
USA

As of: Brazil - Jun/10; Ecuador, India, South Korea – Dec/07; Colombia, Argentina, Mexico, Chile, China – Dec/09; Thailand – Sep/07; Malaysia – Dec/08; Other Countries – Mar/08;
Source: Central Bank of Brazil, Ecowin

Global Banking Credit Leverage / Tier I – Developed Countries x Brazil


35.9
22.7
20.2
18.0
15.9
13.7
12.0
11.7
9.9
9.7
9.4
8.4
4.9
Germany
Ireland
Denmark
Belgium
Japan
Austria
United Kingdom
Netherlands
Italy
France
Switzerland
United States
Brazil

As of Dec 08
Source: Bloomberg
Prepared by Bradesco - DEPEC

1 Opening Statement

2 Macroeconomic Overview

Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Share Performance

7 Sustainability

R$ Million

	Jun10	Total Assets	Stockholders' Equity	Bis II
1	BANCO DO BRASIL[1,2] (P)	724,881	37,646	13.7%
2	ITAÚ UNIBANCO	651,583	55,074	15.7%
3	**BRADESCO**	**558,100**	**44,295**	**15.9%**
4	SANTANDER	374,815	65,325	23.4%
5	CAIXA ECONÔMICA FEDERAL[2] (P)	364,315	13,732	18.1%
6	HSBC[2]	111,906	7,099	14.3%
7	SAFRA[2]	68,039	4,812	14.6%
8	CITIBANK[2]	48,923	5,194	15.4%
9	BTG PACTUAL[2]	35,395	3,308	17.0%
10	BANRISUL[2] (P)	29,865	3,480	16.5%

(P) State-owned Banks

[1] Considering 50% interest in Banco Votorantim.
[2] As of Mar10
Source: Central Bank of Brazil and Company data.

Bradesco Strategy


Operational
Efficiency
Presence
All Social
Classes
Banking + Insurance

Presence in Brazil

2Q10

Branches + PABs	4,691
Mini Branches [1]	3,157
Banco Postal	6,177
Bradesco Expresso	23,190
Branches/Subsidiaries Abroad	11
External ATM Network Terminals	3,827
Distribution Network	41,053
ATM Terminals	39,766



Bradesco Expresso
Branches
Banco Postal

- Client base 57.9 million
- Present in 5,564 Brazilian municipalities
- 137.8 million credit, debit and private-label cards
- 1st Brazilian card brand: ELO
- Largest Insurer in Brazil and Latin America
- 89,204 employees
- Brazil's 2nd Largest Private Employer
- Total Assets: R$ 558.1 billion
- Shareholders' Equity: R$ 44.3 billion

(1) Comprises 1,592 PAAs (Advanced Service Branch) and 1,565 PAEs (Electronic Service Branch).

Client Segmentation



Individuals
Companies
Minimum investment of R$ 2 million
PRIVATE BANK
CORPORATE
Annual revenue over R$ 350 million
Monthly income starting at R$6,000 or Investment starting at R$70,000
PRIME
EMPRESAS
Annual revenue from R$30 million to R$ 350 million
Monthly income from R$ 2,000 to R$ 5,999.99 or Investment starting at R$ 25,000
Special Client
Small Business
Monthly income up to R$ 1,999.99
VAREJO
Individuals
VAREJO
Annual revenue up to R$30 million
Banco Postal and Bradesco Expresso

A Bank with Open Doors




Empresas


BBI




Corporate


O BANCO QUE CHEGA AONDE NENHUM OUTRO CHEGOU
CORREIOS


Private


Prime

Insurance Group Structure

Bradesco Seguros e Previdência

- Brasil Re
- FLEURY
- Orizon

- Bradesco Vida e Previdência
- Bradesco Capitalização
- Bradesco Auto/RE
  - europ assistance
- Bradesco Saúde
  - OdontoPrev
  - Mediservice
- BSP Affinity



Insur. holders
34 million
Microinsurance and
Low Income Insurance
15 million
Indemnifications
R$ 10.2 billion
Med. appointments/
Exams and hosp. stays
36.1 million
Dental
Procedures
2.6 million

NSA – Increase in Profitability


IT
Improvements

- "New Bank"
- Impact on ER

Minimize Costs

- Operational process
- Product development
- M&A
- Technological evolution
- New delivery channels
- Risk management

- Growth and leadership
- Time-to-market
- Client value management
- Client relationship
- Portfolio of innovative products

Maximize Revenue

Presence Abroad



Bradesco Securities Inc.
New York
New York
México
Nassau
Ibi México
Grand Cayman
Bradesco Securities UK
London
Cidade Capital Markets Ltd..
Grand Cayman
Banco Bradesco Luxembourg S.A.
Luxembourg
Bradesco Services Co.Ltd.
Tokyo
Bradesco Trade Services Limited.
Hong Kong
Banco Bradesco Argentina S.A.
Buenos Aires
Branch
Subsidiary

1 Opening Statement

2 Macroeconomic Overview

Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Stocks Evolution

7 Sustainability

Earnings per Share (1) and Net Income



R$ Million
2.07
2.06
2.04
2.02
2.07
2.19
2.06
2.19
1,956
1,996
1,795
1,839
2,147
2,455
3,952
4,602
1Q09
2Q
3Q
4Q
1Q10
2Q
1H09
1H10
Adjusted Net Income
Earnings per Share(R$) - Accumulated 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Net Income Breakdown


1H09
Insurance 32%
Fees 28%
Banking 68%
Loans 19%
Securities 14%
Funding 7%
1H10
Insurance 31%
Fees 26%
Banking 69%
Loans 29%
Securities 9%
Funding 5%
R$ 3,952 million
+16.4%
R$ 4,602 million

NII – Interest / Non-Interest


R$ Million
5,959
5,674
5,924
7,115
7,560
7,587
7,492
7,689
8,047
327
(141)
(20)
693
789
696
348
283
384
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
7,663
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Interest
Non Interest

Credit NII


R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
5,757
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,161
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
3,596
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Net Margin
PLL(*)
Gross Margin

(*) Including loan discounts , credit recovery, income from the sale of foreclosed assets, among other.

Fee Income

R$ Million	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Cards	993	972	1,965	1,685	2.2	16.6
Checking Accounts	577	542	1,119	1,038	6.5	7.8
Loan Operations	439	390	829	728	12.6	13.9
Asset Management	441	429	870	751	2.8	15.8
Collection	265	257	522	483	3.1	8.1
Tax Payments	70	69	139	126	1.4	10.3
Consortium	105	97	202	165	8.2	22.4
Custody / Brokerage	115	114	229	190	0.9	20.5
Technical Analysis Underwriting	40	75	115	189	(46.7)	(39.2)
Others	208	179	387	279	16.2	38.7
TOTAL	**3,253**	**3,124**	**6,377**	**5,634**	**4.1**	**13.2**

Operational Expenses

R$ Million

	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
- Structural	1,831	1,735	3,566	3,224	5.5	10.6
- Non-Structural	407	385	792	536	5.7	47.8
Personnel	**2,238**	**2,120**	**4,358**	**3,760**	**5.6**	**15.9**
Administrative	**2,738**	**2,647**	**5,385**	**4,388**	**3.4**	**22.7**
Total	**4,976**	**4,767**	**9,743**	**8,148**	**4.4**	**19.6**
Op. Expenses[(1)] / Total Assets	**3.4%**	**3.4%**	**3.4%**	**3.4%**	**-**	**-**
# Employees	**89,204**	**88,080**	**89,204**	**85,871**	**1.3**	**3.9**

(1) Accumulated over 12 months.

Total Assets and Shareholders' Equity

R$ Million



Total Assets
1.7%
1.7%
1.7%
482,478
532,626
558,100
Jun09
Mar10
Jun10
Total Assets
ROAA (1)



Shareholders' Equity
23.3%
22.2%
22.8%
37,277
43,087
44,295
Jun09
Mar10
Jun10
Shareholders ' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Jun09	Mar10	Jun10
Tier I	14.3	14.3	13.9
Tier II	2.8	2.6	2.1
Deductions	(0.1)	(0.1)	(0.1)
BIS	**17.0**	**16.8**	**15.9**

(1) Accumulated adjusted Net Income for the period
(2) Excludes the effects from asset valuation adjustments registered under Shareholders' Equity.

Credit Portfolio (1)


R$ Billion
119.2
128.1
137.6
159.1
167.3
180.1
195.6
213.6
213.0
212.8
215.5
228.1
235.2
244.8
26%
27%
28%
28%
28%
28%
28%
28%
28%
28%
28%
29%
29%
30%
35%
34%
33%
35%
35%
36%
36%
38%
38%
37%
37%
35%
35%
34%
39%
39%
39%
37%
37%
36%
36%
34%
34%
35%
35%
36%
37%
37%
Mar07
Jun
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
SMEs
Large Corporates
Individuals

(1)Includes Sureties, Guarantees, advances of credit card receivables and loan assignment (FIDC and CRI)

Delinquency Ratio > 90 Days



%
6.4
6.4
6.4
5.9
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
6.3
3.7
3.7
3.5
3.4
3.4
3.4
3.4
4.2
4.6
5.0
4.9
4.4
4.0
3.4
3.2
2.6
2.5
2.3
2.4
2.7
3.6
4.5
5.1
4.8
4.4
3.8
0.2
0.2
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
0.5
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
Individuals
Large Corporates
SMEs
Total

Provisioning Ratios



%
8.5
8.3
8.0
7.7
7.6
7.0
6.6
6.5
6.3
6.2
6.1
6.1
6.1
5.7
5.6
5.6
5.5
5.7
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
5.6
5.6
5.5
5.5
5.1
5.0
4.9
5.1
4.9
4.6
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.7
4.5
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.3
4.2
3.8
3.4
3.3
2.9
3.1
3.3
3.3
3.5
3.8
3.9
3.4
R$ 3.0 bn
R$ 6.2 bn
R$ 8.7 bn
Jun07
Sep07
Dec
Mar
Jun08
Sep
Dec
Mar
Jun09
Sep
Dec
Mar
Jun10
PLL
Minimum Required PLL
E-H Past Dues / Loan Portfolio
12-Month Write Offs
12-Month Write Offs (Gross)

Written Premiums, Pension Plan Contributions and Savings Bonds Income

R$ Million	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Life and Pension Plans	3,690	3,910	7,600	6,126	(5.6)	24.1
Health (*)	1,845	1,705	3,550	2,903	8.2	22.3
Auto and P&C	952	935	1,887	1,472	1.8	28.2
Savings Bonds	594	526	1,120	896	12.9	25.0
Other Lines	82	120	202	211	(31.7)	(4.3)
Total	**7,163**	**7,196**	**14,359**	**11,608**	**(0.5)**	**23.7**
Shareholders' Equity	**10,750**	**10,561**	**10,750**	**10,060**	**1.8**	**6.9**
Net Income	**701**	**703**	**1,404**	**1,288**	**(0.3)**	**9.0**
ROAE	**28.3%**	**27.9%**	**27.4%**	**29.1%**		

(*) For management purposes, we consider total revenues. As of January 2010, as required by RN 206/09 (ANS) revenues from premiums started to be accounted for "*pro-rata temporis*" (results), and PPNG (Unearned Premiums Provision) was no longer accounted for. This accounting change did not affect Earned Premiums. The change in the amount of Premiums written booked was of R$372 million.

Combined Ratio and Additional Information(1)

R$ Billion


Combined Ratio%(2)
86.2
85.5
88.9
85.3
85.2
84.7
1Q09
2Q
3Q
4Q
1Q10
2Q


Technical Provisions
Life and Pension / VGBL
59.5
67.6
69.0
Jun09
Mar10
Jun10
Health
3.4
3.4
3.5
Jun09
Mar10
Jun10


Financial Assets
76.4
86.9
88.5
Jun09
Mar10
Jun10
Technical Provisions
68.8
77.7
79.3
Jun09
Mar10
Jun10


Technical Provisions
Auto/P&C
2.9
3.4
3.5
Jun09
Mar10
Jun10
Savings Bonds
2.7
3.1
3.3
Jun09
Mar10
Jun10

(1) Financial Assets and Technical Provisions ;
(2) Excluding Additional Provisions

Guidance 2010

	2010
Loan Portfolio	**21 to 25%**
Individuals(1)	16 to 20%
Corporates(1)	25 to 29%
SMEs	28 to 32%
Large Corporates	22 to 26%
Products	
Vehicles	10 to 14%
Cards	9 to 13%
Mortgage (origination)	R$ 7.5 bn
Payroll-Deductible Loans	32 to 36%
Net Interest Income(2)	**14 to 18%**
Fee Income	**7 to 11%**
Operating Expenses(3)	**9 to 13%**
Insurance Premiums	**16 to 20%**

(1) Not considering cards, sureties, guarantees, FIDC and CRI;
(2) Guidance for Adjusted NII in the current criterion;
(3) Personnel and Administrative Expenses

1 Opening Statement

2 Macroeconomic Overview

Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Stocks Evolution

7 Sustainability

Mortgage

Share of GDP



%
100
90
80
70
60
50
40
30
20
10
0
88.9
74.7
59.2
53.6
39.4
36.0
30.5
24.0
17.0
16.5
10.0
8.2
7.0
6.0
3.0
1.7
1.1
New Zealand
U K
USA
Portugal
Spain
Australia
Canada
Germany
France
Japan
Hong Kong
Korea
Thailand
Italy
Chile
Hungary
China
Poland
Mexico
Czech Republic
Bulgaria
India
Turkey
Brazil
Colombia
Argentina
Russia

Bradesco's Annual Origination


R$ Million
698
2,119
4,088
5,993
4,707
1,906
4,234
2005 2006 2007 2008 2009 1H09 1H10


Homes
9,238
19,358
33,718
49,252
34,627
13,947
30,999
2005 2006 2007 2008 2009 1H09 1H10

Vehicles

Inhabitant per Vehicle Ratio


6.9
4.7
4.0
1.7
1.2
Brazil
Argentina
Mexico
UK/Japan
USA

Source: Anfavea

Market Share Vehicles – Bradesco & Brad. Financiamentos (CDC and Leasing)


Individuals Market
R$ billion
167.3
135.9
31.4
Share ~19%
Jun'10
Bradesco & Brad. Financ.
Market
Bradesco Portfolio (Individual + Corporate)
R$ billion
43.1
Jun'10
Bradesco & Brad. Financ

Ranking by Segment

- **1st** Transports / Agrobusiness
- **3 rd** Motorcycles
- **3 rd** Automobiles

June/ 2010

Source: Bacen /Bradesco / Gravames

Payroll-Deductible Loans

Change in Nominal Stock of Payroll Loans

Payroll-deductible loans generated R$123.4 bn in Jun/10, representing 60% of the personal loan market


R$ Million
129,000
99,000
69,000
39,000
9,000
29.0
38.0
45.3
50.8
56.0
57.5
55.2
55.3
59.0
60.0
18,948
34,503
60,835
82,734
123,438
apr/04
jun/04
aug/04
oct/04
dec/04
feb/05
apr/05
jun/05
aug/05
oct/05
dec/05
feb/06
apr/06
jun/06
aug/06
oct/06
dec/06
feb/07
apr/07
jun/07
aug/07
oct/07
dec/07
feb/08
apr/08
jun/08
aug/08
oct/08
dec/08
feb/09
apr/09
jun/09
aug/09
oct/09
dec/09
feb/10
apr/10
jun/10
Payroll – Deductible Loan Portfolio
Payroll- Deductible Loans as % of Personal Loans

Source: DEPEC

Market Share

	Jun/09	Jun/10	Variation
Market	R$91.8 bn	R$123.4 bn	34.4%
Bradesco	R$7.4 bn	R$12.5 bn	68.1%
Share	8.1%	10.1%	2.0p.p.

Cards

Market Growth

Card market shows double-digit growth and should stay strong in the next years.



CAGR 2000 – 2009: 24%
CAGR 2010 – 2014: 17%
Cards Billings (R$ billion)
Credit + Debit + Private Label
More than double
66
89
105
128
159
200
245
302
375
444
535
626
725
838
965
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
+20%

Source: ABECS / Card Industry Estimates

Performance 1H10

Bradesco Cartões Main Indicators

Total Number of Credit Cards
MM


36.4
125%
81.9
Jun09
Jun10

Credit Card Billings
R$ bn


24.3
43%
34.8
1H09
1H10

Card Loans
R$ bn


15.7
50%
23.5
Jun09
Jun10

Revenue Service
R$ MM


1,685
17%
1,965
1H09
1H10

Note: Includes Ibi from 4Q09.

Insurance

Brazil and the World Insurance Industry

TOP 10 2009

	Premium USD Bi	Countries	GDP USD Bi	% GDP	Ranking GDP
	1,140	USA	14,258	8.0	1st
	506	Japan	5,099	9.9	2nd
	309	United Kingdom	2,186	12.9	6th
	283	France	2,677	10.6	5th
	238	Germany	3,351	7.1	4th
	169	Italy	2,119	8.0	7th
	163	China	4,736	3.4	3rd
	108	Netherlands	796	13.6	16th
	99	Canada	1,338	7.4	11th
	91	South Korea	882	10.4	14th
15th	49	Brazil	1,571	3.1	9th

Homes insured: 16%

Vehicles insured: 25%

7% of population has dental plans

Healthcare plans cover 26% of population

Bradesco Seguros e Previdência Market Share



	Accumulated to 2009	Accumulated to May. 2010
North	26.1%	27.4%
Northeast	27.5%	25.6%
Midwest	23.4%	22.5%
Southeast	25.4%	24.5%
South	17.9%	18.8%
Total	24.4%	24.6%

Capital Market

Issues in the Brazilian Capital Market (R$ billion)


2004 - 2009
4.2x
Equity ¹
Domestic Fixed Income ²
26.6
9.2
17.4
69.0
14.1
54.9
121.4
31.3
90.1
146.9
75.5
71.4
102.1
34.9
67.2
110.7
47.1
63.6
31.8
11.3
20.5
49.3
14.4
34.9
2004
2005
2006
2007
2008
2009
1H09
1H10

Number and Volume of Transaction - Bradesco BBI (R$ billion)


Number of Transactions ³
Equity ⁴
Domestic Fixed Income
22
16
48
16
34
4.2
1.9
2.3
10.3
2.6
7.7
14.8
4.5
10.3
4.8
0.0
4.8
6.3
1.8
4.5
2007
2008
2009
1H09
1H10

Source: ANBIMA (Brazilian Financial and Capital Markets Association); CVM

Notes: (1) Includes primary and secondary issues (IPOs and additional offers); (2) Includes transactions and debentures, Promissory Notes and CRIs; (3) Considering the closing date of operations; (4) Considering ANBIMA's ranking

Investment Banking

Fixed Income	1st	In number of transactions originated until June 2010 as per ANBIMA (1) (27 transactions).
	3rd	In value of foreign private issues of debt bonds by ANBIMA – US$ 3.3 billion in 7 issues
Equity	4th	In the distibution of equity instruments, with a total value of R$ 8.0 billion, up to June 2010 according to ANBIMA.
	★	Coordinator and Joint-Bookrunner of 7 share offerings up to June 2010.
M&A	1st	In the ranking for consulting for closed transactions, totaling R$1.6 billion up to March 2010 (latest ranking available) according to ANBIMA

Note: (1) ANBIMA: Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais)

Bradesco Relationships

Corporate – 1.2 thousand groups or companies with revenue in excess of R$ 350 million per year

Empresas – 12.4 thousand groups with revenue between R$ 30 and R$ 350 million per year

Corporate Access - BBI



Global Banks
Listed companies
Large unlisted companies
Medium unlisted companies
Small unlisted companies
BBI

BRAM - Bradesco Asset Management

Management Quality MQ1 rating since 2004
The strongest rating in Moody's international scale

ISO 9001 2000

Continuous improvement in the Asset Management Process
The first Brazilian company in the sector to obtain ISO 9001/2000 certification

Ranking of Assets Under Management – Domestic Market [1]

12/31/2009

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	294,049
2	ITAÚ-UNIBANCO	225,757
3	BRAM	177,821
4	CAIXA	102,455
5	SANTANDER	92,247
6	HSBC	64,939
7	BTG PACTUAL	51,151
8	SAFRA	32,548
9	CREDIT SUISSE	24,033
10	BNP PARIBAS	23,516

03/31/2010

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	317,574
2	ITAÚ-UNIBANCO	228,460
3	BRAM	183,156
4	CAIXA	108,137
5	SANTANDER	99,312
6	HSBC	68,885
7	BTG PACTUAL	44,650
8	SAFRA	33,646
9	BNY MELLON	24,727
10	BNP PARIBAS	24,023

06/30/2010

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	329,966
2	ITAÚ-UNIBANCO	223,382
3	BRAM	184,124
4	CAIXA	109,541
5	SANTANDER	98,379
6	HSBC	70,127
7	BTG PACTUAL	49,890
8	SAFRA	37,142
9	BNY MELLON	25,242
10	CREDIT SUISSE	23,961

R$ 184.1 billion (US$ 102bn[2]) in assets under management

Note: (1) ANDIMA Management Ranking; (2) R$ 1.80: US$ 1.00 on 06/30/2010.

1 Opening Statement

2 Macroeconomic Overview

Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Stocks Evolution

7 Sustainability

Stocks Evolution

R$*



244%
222%
133%
2005
2006
2007
2008
2009
1H10

	2005	2006	2007	2008	2009	1H10	Accumulated
Bradesco Common	133%	34%	25%	-38%	55%	-14%	222%
Bradesco Preferred	118%	33%	33%	-37%	66%	-14%	244%
Ibovespa	28%	33%	44%	-41%	83%	-11%	133%

*Adjusted for distributed dividends

Source: Economática

Market Capitalization


R$ Million
+69%
64,733
84,801
109,463
65,354
103,192
87,887
109,205
2005
2006
2007
2008
2009
1H10
jul/10

Multiple P/BV

3.3x	3.4x	3.6x	1.9x	2.5x	2.0x	2.5x

Dividends

R$ Million



35.9%
35.3%
34.4%
37.2%
35.7%
35.7%
31.5%
31.5%
31.5%
33.1%
31.5%
31.5%
More than R$ 13.8 billion in dividends over the period
1,881
2,160
2,823
2,692
2,718
1,538
2005
2006
2007
2008
2009
1H10
Dividends
Net Pay Out (*)
Gross Pay Out (*)

(*) Accumulated 12 months

1 Opening Statement

2 Macroeconomic Overview

Domingos Figueiredo de Abreu - Bradesco Executive VP and IRO

3 Strategy and Market Positioning

4 Economic and Financial Aspects

5 High Growth Products

6 Stocks Evolution

7 Sustainability

Bradesco's Sustainability Pillars


Bradesco
Sustainable Finance
Sustainable Management
Social and Environmental Investments
Banking Inclusion
Products and Services
Socio-environmental Risks
Human Resources Management
Environmental Management
Education
Environment
Culture and Sports

ENCONTRO BRADESCO APIMEC 2010

Bradesco's APIMEC 2010 Meetings

apimec sul

Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais

Membro da Association of Certified International Investment Analysts - ACIIA

Bradesco